Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. Completes First Closing Of Debenture Offering

     Toronto Stock Exchange
     Trading symbol - CRJ
     AMEX - CGR

     SASKATOON, May 23 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that it has completed a first closing of the non-brokered debenture offering (the "Offering") previously announced on
March 13, 2008. The Offering consisted of a total of 16,344 units ("Units"), at a price of Cdn $1,000 per Unit, for gross proceeds of Cdn $16,344,000. Each
Unit consists of $1,000 principal amount of debentures (the "Debentures") and
100 warrants ("Warrants"). Claude plans to proceed with a subsequent closing to complete the non-brokered debenture offering of up to the previously announced Cdn $20,000,000.
     The Debentures feature a five year term that is subject to early redemption provisions. The Debentures pay interest at a rate of 12.0% per annum, with interest to be paid monthly and the principal to be paid upon maturity.
     Each purchaser of Debentures also received Warrants in the amount of 10%
of the Debenture purchase (100 warrants per $1,000 of Debentures). Each
Warrant entitles the holder to acquire one common share in the capital of
Claude at the exercise price of Cdn$1.60 for a period of five years from the date of closing.
     Finders' fees of up to 5% of the gross proceeds of the Offering are payable in cash or shares upon the closing of the Offering.
     The Offering was conditional upon the Company making an application to the Toronto Stock Exchange and using commercially reasonable efforts to list the Debentures and the Warrants on the Toronto Stock Exchange following the expiration of the hold period for the Debentures and the Warrants, as applicable. The Company made such application and is continuing to use commercially reasonable efforts to effect such listing.
     Net proceeds from the Offering will be used for expenditures to expand the Company's Seabee operations, for exploration of the Company's Madsen project in Red Lake, Ontario and for general corporate purposes.

     The securities offered have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company also owns producing oil and natural gas assets.
The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 800,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre
Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; or Rick Johnson, Chief Financial Officer, (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 12:47e 23-MAY-08